SE

19008897

SEC
Mail Processing
Section
NOV 21 2019
Washington DC
413

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED R ORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52306

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 9/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Norfolk Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1140 6th Avenue, 9th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Bernard Weis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Norfolk Markets, LLC, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Norfolk Markets, LLC

Audit of Financial Statements
and Supplementary Information

For the Year Ended September 30, 2019

Report Pursuant to Rule 17a-5 (d)

Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Norfolk Markets, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Norfolk Markets, LLC (the "Company") as of September 30, 2019, the related statements of income (loss), changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
November 15, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Statement of Financial Condition
September 30, 2019

ASSETS		
Cash	$	142,470
Fees receivable		71,259
Security deposits		7,000
Prepaid expenses and other assets		11,411
TOTAL ASSETS	$	232,140
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable	$	5,776
Accrued expenses		38,719
TOTAL LIABILITIES		44,495
Commitments and Contingencies		
MEMBERS' EQUITY		187,645
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	232,140

Statement of Income (Loss)
For the Year Ended September 30, 2019

REVENUES:		
Commission income	$	290,898
Placement fee income		280,619
Total revenues		571,517
OPERATING EXPENSES:		
Commission expense		138,287
Professional fees		100,843
Salary and other compensation expenses		146,002
Data service expense		85,899
Rent expense		55,350
Insurance expense		47,311
Dues and subscriptions		39,142
Regulatory fees		15,336
Travel and entertainment expense		13,364
Communications expense		6,453
State and local taxes		5,051
Office and other		23,923
Total operating expenses		676,961
NET INCOME (LOSS)	$	(105,444)

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Members' Equity
For the Year Ended September 30, 2019

MEMBERS' EQUITY, October 1, 2018	$	583,089
Net loss		(105,444)
Distributions		(290,000)
MEMBERS' EQUITY, September 30, 2019	$	187,645

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the Year Ended September 30, 2019

OPERATING ACTIVITIES:		
Net loss	$	(105,444)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in fees receivable		249,213
Decrease in security deposits		7,900
Decrease in prepaid expenses and other assets		53,064
Decrease in accounts payable		(893)
Decrease in accrued expenses		(360,221)
Net cash used in operating activities		(156,381)
INVESTING ACTIVITIES:		
Net cash provided (used) in investing activities		-
FINANCING ACTIVITIES:		
Members' distributions		(290,000)
Net cash used in financing activities		(290,000)
NET DECREASE IN CASH		(446,381)
CASH AT OCTOBER 1, 2018		588,851
CASH AT SEPTEMBER 30, 2019	$	142,470
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for taxes	$	1,640
Cash paid during the year for interest	$	-

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
September 30, 2019

1. Organization and Nature of Business

Norfolk Markets, LLC (the "Company") was organized on May 4, 1999 as a Delaware Limited Liability Company. Its main office is located in New York City. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization.

The Company's revenue is primarily derived from fees for referring institutional customers to a broker dealer and from placement fees associated with raising capital.

Since the Company is a limited liability company, the Members are limited to their equity for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless the Members have signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consists of funds maintained in checking and money market accounts held at financial institutions. The Company does not have any cash equivalents as of September 30, 2019.

c) Credit Risk
The Company's cash are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a major institution in order to minimize risk relating to exceeding insured limits. As of September 30, 2019 the Company's cash balance does not exceed the FDIC and SIPC insured limits.

d) Revenue Recognition
The Company recognizes revenues in accordance with ASC Topic 606, Revenue from Contracts with Customers (Note 6).

Placement fee income is earned for raising capital in accordance with the terms of customer agreements. These revenues are recorded at the closing date of the underlying transaction, at which point the Company's performance obligations have been satisfied; the transaction price is fixed or reasonably determinable; and collection is relatively assured. Certain Placement fee engagements include additional distributive income after the initial closing of the transaction. Since this distribution income is based on the market value of the underlying investment, the income is variable and cannot be determined at the time of closing. The Company's policy is to record this revenue as soon as it can be calculated, which is normally at the end of each quarter, until the contracted period has been reached.

The Company records Commission income and associated Commission expense for referring institutional customers to a broker-dealer on a trade date basis, when the Company's performance obligations have been completed; the transaction price is fixed; and collection is relatively assured.

e) Income Taxes
No provision for federal and state income taxes has been made in the financial statements as the Company is a Limited Liability Company, whereby income or loss is required to flow through to and be reported on the members' income tax returns. The Company is subject to NYC Unincorporated Business Tax ("UBT") and NYS LLC Tax.

Notes to Financial Statements
September 30, 2019

2. Summary of Significant Accounting Policies (Continued)

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

g) Fees Receivable and Allowance for Doubtful Accounts:
Fees receivable are customer obligations due under agreed upon trade terms. Management reviews fees receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Fees receivable balances that are determined to be uncollectible are included in the allowance for doubtful accounts. Management has reviewed fees receivable at September 30, 2019 and determined they are fully collectible, thus no reserve has been established.

3. Concentrations

Two major customers accounted for 96% of total revenues earned for the period October 1, 2018 to September 30, 2019. The loss of these customers could have a significant effect on the Company's ability to continue operations. One of the major customers accounted for substantially all of the placement fee income for the year. This income was received as distributive income for a placement completed in a prior year. The Company expects to continue to receive this revenue under the terms of its contract with the customer, until 2024.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties. At September 30, 2019, 91% of fees receivable were derived from one customer.

4. Income Taxes

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2014. Management has determined there are no material uncertain income tax positions.

The Company is subject to New York City Unincorporated Business Tax ("UBT") and has paid estimated quarterly taxes for the year ended September 30, 2019. The Company has no unrecorded deferred income tax benefit or liability.

5. Commitments and Contingencies

During the year ended September 30, 2019, the Company entered into an operating lease agreement for office space in New York City. The lease agreement called for monthly rent of $3,500 beginning June 2019 and will operate on a month to month basis, with an earliest termination date of December 31, 2019 and a deposit of $7,000.

Rent expense totaled $55,350 for the fiscal year ended September 30, 2019.

Notes to Financial Statements
For the Year Ended September 30, 2019

6. New Accounting Pronouncements

FASB ASC Topic 842 - Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending September 30, 2020. The adoption of ASC Topic 842 is not expected to have a material impact on the Company's financial statements.

FASB ASC Topic 606 - Revenue Recognition
Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended September 30, 2019.

Under the new ASC Topic 606 revenue recognition standard, the remaining balance of Placement Fee income due to the Company under a contract completed in 2015 is required to be accrued at estimated net realizable value as of October 1, 2018. Placement Fee income under this contract amounted to $264,013 included in the Statement of Income (Loss) for the year ended September 30, 2019. Such Placement Fee income under this contract continues through December 31, 2024. Associated Commission Expense is paid to the registered representative under the Company's normal terms.

The Company's Placement Fee income under this contract is variable based upon a percentage calculation of the underlying assets under management, which are invested in an alternative investment fund primarily of debt obligations and credit products. The Company has concluded that it is unable to reasonably estimate the net realizable value of the remaining Placement Fee income payments due it through December 31, 2024 as a result of possible market fluctuations.

The Company has determined to continue recognizing Placement Fee income under this contract on a quarterly basis as realized. The Company believes that it is not possible to estimate whether this Placement Fee income through December 31, 2024 will be consistent with the noted $264,013 for the current year or any other amount.

7. Regulatory Requirement

The Company is subject to the SEC Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At September 30, 2019, the Company had net capital of $97,975, which is $92,975 in excess of the required net capital of $5,000 The percentage of aggregate indebtedness to net capital is 45% at September 30, 2019.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

8. Subsequent Events

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events which took place that would have a material impact on its financial statements.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2019

MEMBERS' EQUITY	$	187,645
LESS: NON-ALLOWABLE ASSETS		
Prepaid expenses and other assets		(11,411)
Security deposit		(7,000)
Fees receivable		(71,259)
NET CAPITAL	$	97,975
AGGREGATE INDEBTEDNESS ("AI"):		
Accounts payable		5,776
Accrued expenses		38,719
	$	44,495
COMPUTATION OF MINIMUM NET CAPITAL		
Statutory minimum net capital required	$	5,000
One fifteenth of aggregate indebtedness	$	2,966
Minimum net capital, the greater of the statutory minimum or one fifteenth of AI	$	5,000
Excess net capital	$	92,975
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	91,975
Percentage of aggregate indebtedness to net capital		45%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of September 30, 2019.

See report of Independent Registered Public Accounting Firm.

Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Schedule III - Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Norfolk Markets, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Norfolk Markets, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Norfolk Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Norfolk Markets, LLC stated that Norfolk Markets, LLC met the identified exemption provisions throughout the year ended September 30, 2019 without exception. Norfolk Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Norfolk Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 15, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Norfolk Markets, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Norfolk Markets LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the period from October 1, 2018 to September 30, 2019.

I, Bernard Weis, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Bernard J Weis

Title: CEO

Norfolk Markets, LLC

Schedule of SIPC Assessment and Payments

For the Period Beginning October 1, 2018 and Ending September 30, 2019

Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of Norfolk Markets, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Norfolk Markets, LLC and the SIPC, solely to assist you and SIPC in evaluating Norfolk Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. Norfolk Markets, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Norfolk Markets, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Norfolk Markets, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 15, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended September 30, 2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Norfolk Markets, LLC
360 Madison Ave., 19th Floor
New York, NY 10017

8-52306

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg (212) 668-8700

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$857
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(458)
C.	Less prior overpayment applied	(228)
D.	Assessment balance due or (overpayment)	171
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$171
G.	PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☐ Total (must be same as F above) $171	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Norfolk Markets, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 7th day of October, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning October 1, 2018
and ending September 30, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$571,517
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$571,517
2e. General Assessment @ .0015 Rate effective 1/1/2017	$857
	(to page 1, line 2.A.)